                        Filed by Century Bancshares, Inc.
                        Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: GrandBanc, Inc.
                        Commission File No: 000-16234


THE FOLLOWING COMMUNICATION WILL BE DISSEMINATED TO STOCKHOLDERS, CUSTOMERS AND FRIENDS OF CENTURY BANCSHARES, INC. BEGINNING ON NOVEMBER 6, 2000:


November 1, 2000


To Our Stockholders, Customers and Friends:

         I want to call your attention to some exciting developments here at Century as announced recently in the enclosed press releases. We see this as good news for our stockholders, customers, and employees.

         From a financial growth standpoint, the quarter ended September 30, 2000, was the best in Century's eighteen-year history. In these three months alone, loans and deposits increased $26 million and $48 million, respectively, bringing Century's total assets to a new high of $285 million. Net consolidated income of $425,000 for the quarter was also a record.

         The increase in deposits was primarily attributable to the acquisition of our new branch in Reston, Virginia, on August 25, 2000. Deposit retention at the Reston branch is currently running ahead of our projections. Strong internal loan growth, together with $12 million in loan portfolio purchases, has enabled the bank to put these new deposits to work profitably.

         The GrandBanc acquisition represents another important milestone in our plan to extend Century's franchise throughout the Washington metropolitan area. GrandBanc's five branches are attractive and well situated within markets Century has identified as priority expansion opportunities. We believe the challenges GrandBanc has been facing in recent years can be resolved with the infusion of Century's demonstrated ability to generate strong loan growth, together with a reduction in overhead resulting from the consolidation of Century's Bethesda branch into GrandBanc's larger office across the street, data processing economies of scale, and elimination of redundant or overlapping functions.

         The combination of projected revenue enhancements and cost savings should, we believe, result in earnings per share on a post-merger basis at least as great as Century was forecasting on a stand-alone basis. In the intermediate and longer term, the enlargement of our customer base and expansion of our branch network into attractive new markets in Alexandria, Virginia, and Montgomery County, Maryland, should enhance Century's earning power and franchise value.

         From a customer standpoint, the expanded branch network and more extensive financial resources should translate into greater banking convenience, continued expansion of available products and services, and a higher lending capacity to finance business expansion.

         We at Century appreciate your continued loyalty and support, and reiterate our commitment to providing superior customer service while building solid value for our stockholders.


                                                Sincerely yours,

                                                /s/ JOSEPH S. BRACEWELL
                                                -------------------------------
                                                Joseph S. Bracewell
                                                Chairman of the Board



-------------------------------------------------------------------------------

                                IMPORTANT NOTICE

SHAREHOLDERS OF CENTURY BANCSHARES, INC. AND GRANDBANC, INC. (COMPANIES) AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER OF THE COMPANIES. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF THE COMPANIES AND THEIR INTEREST IN THE MERGER.

AFTER IT IS FILED WITH THE SEC, INVESTORS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV). A PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO STOCKHOLDERS OF THE COMPANIES UPON REQUEST DIRECTED TO THE COMPANIES' RESPECTIVE SHAREHOLDER RELATIONS DEPARTMENTS AS FOLLOWS:

         SHAREHOLDER RELATIONS            SHAREHOLDER RELATIONS
         GRANDBANC, INC.                  CENTURY BANCSHARES, INC.
         1800 ROCKVILLE PIKE              1275 PENNSYLVANIA AVENUE, NW
         ROCKVILLE, MD 20816              WASHINGTON, DC 20004
         301-770-1300                     202-496-4100

THIS LETTER AND THESE PRESS RELEASES CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALTHOUGH THE COMPANIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY CAN GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANIES' EXPECTATIONS ARE DISCLOSED IN THEIR RESPECTIVE FORMS 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED WITH THE SEC AND ARE INCORPORATED BY REFERENCE HEREIN (CAUTIONARY DISCLOSURES). SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANIES OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY DISCLOSURES.

-------------------------------------------------------------------------------

              CENTURY BANCSHARES, INC. TO ACQUIRE GRANDBANC, INC.
                           IN $8.8 MILLION STOCK SWAP


         WASHINGTON, D.C., October 11, 2000 -- Century Bancshares, Inc. (Nasdaq: CTRY) and GrandBanc, Inc. (OTC: GDBC) announced today that they have entered into an agreement whereby Century will acquire GrandBanc in a stock-for-stock exchange. The exchange ratio will be fixed at 0.3318 shares of Century common stock for each share of GrandBanc common stock, making the overall value of the transaction approximately $8.8 million. The transaction, which has been approved by the Boards of Directors of both companies, is intended to be accounted for as a pooling-of-interests.

         According to Joseph S. Bracewell, Century's Chairman and CEO, the acquisition represents an important milestone in the continuation of Century's program to expand into the Maryland and Virginia suburbs of Washington, D.C. "After this merger is concluded early next year, Century will have grown in four years from a $100 million bank with two offices in downtown Washington, to a $400 million bank with eleven branches throughout the metropolitan area," Bracewell said. "We are particularly pleased to add GrandBanc's strong Montgomery County franchise to balance our recent expansion efforts in Northern Virginia."

         Subject to regulatory and shareholder approvals, the transaction is expected to close in the first quarter of 2001. While Century expects to continue its focus on growth and expansion, the company expects to realize operating efficiencies from the consolidation of redundant operations and facilities. In connection with the merger, Century expects to incur after-tax charges totaling approximately $1.5 million. Excluding these one-time charges, the transaction is expected to be accretive to Century's earnings per share in 2001.

         "GrandBanc has a proud history of serving small businesses and professionals for over twenty years," said Melvyn J. Estrin, Chairman of GrandBanc. "Century shares our philosophy of customer service and community involvement, and we believe the expanded scope and capabilities of our combined organizations will add value for our stockholders, customers, and employees." Under the terms of the agreement, two members of GrandBanc's Board of Directors will join the Board of Directors of Century Bancshares, Inc. and four will join the Board of Century National Bank.

         GrandBanc, Inc., which had $114 million in total assets as of June 30, 2000, is the parent holding company of GrandBank, a Maryland chartered commercial bank headquartered in Rockville, with two branches in Bethesda, one in Germantown, and one in Old Town Alexandria.

         Century Bancshares, Inc., is the parent company of Century National Bank, a community bank providing a full range of loans and financial services to professionals, small businesses, and non-profit organizations in the Washington, D.C. metropolitan area. Century currently operates seven full-service banking offices - two in downtown Washington, four in Northern Virginia and one in Bethesda - a loan production office in Rockville, and an insurance agency. Century had $228 million in total assets as of June 30, 2000, and recently concluded the acquisition of a $52 million branch in Reston, Virginia.

                                     # # #

                            CENTURY BANCSHARES, INC.

                  ANNOUNCES THIRD QUARTER 2000 EARNINGS UP 32%



         Washington, D.C., October 13, 2000, CENTURY BANCSHARES, INC. (NASDAQ SmallCap Market: CTRY) announced today that net income for the third quarter of 2000 was $425,000 or $0.15 per diluted common share, a 32% increase compared with net income of $323,000 or $0.11 per diluted common share in the third quarter of 1999. Net income for the first nine months of 2000 was $1,247,000 or $0.45 per diluted common share, a 51% increase over 1999 when earnings were $827,000 or $0.29 per diluted common share. Earnings per share for 1999 have been adjusted to reflect the 5% stock dividend distributed to shareholders on April 17, 2000.

         The increase in third quarter earnings was primarily driven by increases in net interest income resulting from earning asset growth. Average earning assets for the third quarter of 2000 increased 43% compared with the same quarter last year resulting in a 29% increase in net interest income for the comparable periods. The increase in net interest income was partially offset by a $165,000 increase in the provision for credit losses, which was primarily attributable to the 26% growth in average loans outstanding, and a 29% increase in noninterest expenses coinciding with the expanded scope of the Company's operations.

         According to Joseph S. Bracewell, Chairman, President and CEO, "Total assets reached a new high during the quarter as we continued to experience solid growth in our loan portfolio complemented by the successful purchase of a full-service branch in Reston, Virginia with over $52 million in deposits. Our expanded presence in Northern Virginia represents another milestone in our continued expansion efforts. We remain confident that our earnings performance validates the strength of our business expansion model."

         Total assets at September 30, 2000 were $285 million, an increase of $84 million, or 42%, compared to $201 million one year earlier. Total deposits at September 30, 2000 were $216 million and loans, net of unearned income, were $180 million, reflecting increases of 58% and 36%, respectively, compared to September 30, 1999.

         Century Bancshares, Inc. is the parent company of Century National Bank, a community bank providing a full range of loans and financial services to professionals, small businesses, and non-profit organizations in the Washington, DC metropolitan area. Century operates seven full-service banking offices -- two in downtown Washington, four in Northern Virginia, and one in Bethesda, MD -- a loan production office in Rockville, MD, and an insurance agency.

         Century recently announced the pending acquisition of GrandBanc, Inc. via a stock-for-stock exchange valued at $ 8.8 million. GrandBanc, Inc., which had $114 million in total assets at June 30, 2000, is the parent holding company of GrandBank, a Maryland chartered commercial bank headquartered in Rockville, MD.

         Century also announced that it has terminated its previously announced 130,000-share repurchase program. As of the termination date, a total of 6,500 shares had been purchased under this program.

                                (tables follow)

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)

-------------------------------------------------------------------------------------------------------------
                                                             QUARTER ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30,                 SEPTEMBER 30,
                                                      -------------------------     -------------------------
(Dollars in thousands, except per share amounts)         2000            1999          2000            1999
                                                      ----------     ----------     ----------     ----------
EARNINGS DATA:
Interest Income                                       $    5,009     $    3,323     $   13,159     $    9,519
Interest Expense                                           2,375          1,284          5,670          3,595
                                                      ----------     ----------     ----------     ----------
Net Interest Income                                        2,634          2,039          7,489          5,924
Provision for Credit Losses                                  275            110            655            435
                                                      ----------     ----------     ----------     ----------
Net Interest Income After Provision                        2,359          1,929          6,834          5,489
Noninterest Income                                           557            411          1,605          1,247
Noninterest Expense                                        2,340          1,820          6,521          5,402
                                                      ----------     ----------     ----------     ----------
Income Before Income Tax Expense                             576            520          1,918          1,334
Income Tax Expense                                           151            197            671            507
                                                      ----------     ----------     ----------     ----------
NET INCOME                                            $      425     $      323     $    1,247     $      827
                                                      ==========     ==========     ==========     ==========



PER SHARE DATA:
Basic Earnings Per Share *                            $     0.16     $     0.11     $     0.46     $     0.29
Diluted Earnings Per Share *                          $     0.15     $     0.11     $     0.45     $     0.29
Book Value Per Share (Period End) *                   $     6.23     $     5.63     $     6.23     $     5.63
Average Shares Outstanding (Basic)*                    2,737,705      2,804,679      2,729,180      2,833,113
Average Shares Outstanding (Diluted)*                  2,766,314      2,832,251      2,751,698      2,860,925
Shares Outstanding (Period End)*                       2,742,998      2,721,694      2,742,998      2,721,694


PERIOD END BALANCE SHEET DATA:
Total Assets                                                                        $  284,784     $  201,302
Total Loans, Net of Unearned Income                                                    179,684        131,648
Allowance for Credit Losses                                                              1,667          1,351
Total Earning Assets                                                                   264,727        187,587
Total Intangible Assets                                                                  5,124          1,404
Total Noninterest-Bearing Deposits                                                      41,647         29,628
Total Interest-Bearing Deposits                                                        173,893        107,787
Total Deposits                                                                         215,540        137,415
Total Other Interest-Bearing Liabilities                                                50,111         47,203
Total Liabilities                                                                      267,697        185,989
Total Stockholders' Equity                                                              17,087         15,313
                                                                                    ----------     ----------

Total Liabilities and Equity                                                        $  284,784     $  201,302
                                                                                    ==========     ==========


SELECTED KEY DATA:
Net Interest Margin                                         4.64%           4.99%         4.90%          5.12%
Efficiency Ratio                                           69.25%          72.35%        68.90%         73.34%
Return on Average Assets                                    0.68%           0.74%         0.76%          0.67%
Return on Average Stockholders' Equity                     10.00%           8.25%        10.14%          7.11%
Stockholders' Equity to Total Assets (Period End)           6.00%           7.61%         6.00%          7.61%

================================================================================================================

*-- adjusted for 5% stock dividend dated April 17, 2000.


                                    --more--

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)

-------------------------------------------------------------------------------------------------------------
                                                                 Quarter Ended              Nine Months Ended
                                                                  September 30,               September 30,
                                                            -----------------------     ---------------------
(Dollars in thousands, except per share amounts)                 2000        1999         2000         1999
                                                              --------     --------     --------     --------
SELECTED AVERAGE BALANCES:
Loans (net)                                                   $161,847     $128,388     $149,971     $125,629
Investment Securities                                           54,283       15,380       36,242       12,291
Federal Funds Sold                                               8,688        4,714       11,136        4,766
Interest Bearing Deposits in Other Banks                         6,344       13,483        8,974       11,902
                                                              --------     --------     --------     --------
Total Earning Assets                                           231,162      161,965      206,323      154,588
                                                              --------     --------     --------     --------
Total Assets                                                  $247,571     $172,245     $219,868     $164,841
                                                              ========     ========     ========     ========
Interest Bearing Deposits                                     $138,887     $109,755     $128,408     $106,374
Borrowings                                                      49,403       15,994       34,976       12,533
                                                              --------     --------     --------     --------
Total Interest Bearing Liabilities                             188,290      122,749      163,384      118,907
                                                              --------     --------     --------     --------
Noninterest Bearing Deposits                                    40,067       29,520       37,439       28,801
Total Deposits                                                 178,954      139,275      165,847      135,175
Total Liabilities                                              230,681      156,717      203,438      149,296
Stockholders' Equity                                            16,890       15,528       16,430       15,545
                                                              --------     --------     --------     --------
Total Liabilities and Equity                                  $247,571     $172,245     $219,868     $164,841
                                                              ========     ========     ========     ========


ALLOWANCE FOR CREDIT LOSSES:
Balance - Beginning of Period                                 $  1,743     $  1,409     $  1,519     $  1,128
Provision for Credit Losses                                        275          110          655          435
Charge-offs                                                        354          171          537          228
Recoveries                                                           3            3           30           16
                                                              --------     --------     --------     --------
Balance - End of Period                                       $  1,667     $  1,351     $  1,667     $  1,351
                                                              --------     --------     --------     --------


ASSET QUALITY:
Nonaccrual Loans                                                                        $ 1,043      $    693
90 Days Past Due                                                                            134            67
Other Real Estate Owned                                                                       0             0
                                                                                        -------      --------
Total Nonperforming Assets                                                              $ 1,177      $    760
                                                                                        -------      --------
Nonperforming Assets to Total Assets                                                       0.41%         0.38%
Allowance for Credit Losses to Nonperforming Assets                                      141.27%       177.80%
Allowance for Credit Losses to Total Loans                                                 0.93%         1.03%

RISK BASED CAPITAL RATIOS (BANK):
Tier 1                                                                                     7.16%         9.56%
Total                                                                                     10.24%        10.53%
Leverage Capital Ratio                                                                     5.96%         7.76%

RISK BASED CAPITAL RATIOS (CONSOLIDATED):
Tier 1                                                                                     8.70%        10.10%
Total                                                                                     11.05%        11.07%
Leverage Capital Ratio                                                                     7.29%         8.57%
